January 18, 2008
Via EDGAR Transmission (with hard copy via Courier)
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attention: Michael Reedich, Special Counsel
Re:	Genentech, Inc. Definitive 14A Filed March 16, 2007 File No. 1-09813
Ladies and Gentlemen:
     We respectfully submit this letter in response to the letter dated November 30, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Sean A. Johnston, Senior Vice President and General Counsel of Genentech, Inc., a Delaware corporation (the “Company”), relating to the Company’s Definitive Proxy Statement for its 2007 Annual Meeting of Stockholders filed on March 16, 2007 (the “Proxy Statement”). We appreciate the Staff’s courtesy in extending the time for us to provide this response.
     In this letter, we have recited the comments set forth in the Comment Letter in italicized, bold type and have followed each comment with the Company’s response thereto.
     1. We note our prior Comment 2 and your response regarding performance targets that you use to calculate bonuses. You state that these performance targets relate to earnings per share, operating revenue growth, operating margin, expenses and budgeting, sales, manufacturing and supply, research, product development and leadership. You also discuss generally the competitive harm you believe you will suffer if these target amounts are disclosed. We note that the analysis necessary to determine potential competitive harm from disclosing these targets appears different in the case of each of the particular targets. In the case of each performance target, please expand your analysis to discuss the particular performance target, and explain why disclosure of that performance target would cause competitive harm.

Securities and Exchange Commission
January 18, 2008

     We note our prior response to the Staff’s prior Comment 2 and on a supplemental basis add the following:
     Our Named Executive Officers (“NEOs”) participate in the same bonus plan as all other employees of the Company. The Company does not maintain a separate bonus plan for NEOs. The purpose of the bonus plan is to reward all employees for successful achievement of certain corporate goals. The Compensation Committee of the Board of Directors of the Company sets a one year performance period that runs from January 1 to December 31 of each year and establishes corporate goals for that period. Bonus amounts are tied to each corporate goal. The extent to which these corporate goals are achieved determines the amount of funds available in the bonus pool. The bonus pool is allocated among eligible employees based on recommendations from management and approval by the Compensation Committee. For the performance period January 1 to December 31, 2006, 85% of our employees (excluding new hires, interns/coops, terminated employees and field sales) were eligible for a bonus under the program; 98% of the bonus dollars were awarded to non-NEO employees and 2% of the bonus dollars were awarded to our NEOs.
     We generally consider the corporate bonus goals for the January 1 to December 31, 2006 performance period discussed in our 2007 proxy statement to be confidential, competitively sensitive information. However, given the Staff’s comments and our desire for transparency, we are willing to disclose in our future proxy statements many of the goals and the associated dollar amounts for the prior year performance period after the end of such period, as we believe the competitive sensitivity is somewhat lessened after the goals have been completed. There may be instances when certain goals relating to a completed performance period may continue to be viewed as highly competitively sensitive, in which case those goals would not be disclosed because their disclosure may cause competitive harm to the Company. But as a general matter, we expect in any given year to disclose most, but not all, of our goals relating to the most recently completed performance period.
     With respect to goals for the current performance period, we believe such forward looking metrics are highly competitively sensitive and that the disclosure of such goals, during the time we are working to achieve them, would cause the Company significant competitive harm. Accordingly, we expect to discuss only the general categories of goals relating to any current performance period.
     For our 2008 proxy statement, we expect to disclose substantially all of our corporate goals and the dollar values associated with such goals for the January 1 to December 31, 2007 performance period. However, we believe the goals for the January 1 to December 31, 2008 performance period are highly competitively sensitive and, for the reasons stated below, believe that disclosure beyond the general categories would cause significant competitive harm.
     Our 2008 goals fall into four general categories: (i) financial/corporate, (ii) commercial, (iii) research and product development and (iv) product operations. Included in the general categories of goals are numerous sub-goals which contain detailed performance targets.

Securities and Exchange Commission
January 18, 2008

Financial/Corporate Goals
Our financial/corporate goals include performance targets relating to earnings per share, operating revenue growth, operating margin and expenses.
     Earnings per share, operating revenue growth and operating margin: Disclosure of forward looking earnings per share (“EPS”), operating revenue growth and operating margin goals, and how much of the bonus plan is allocated to these goals, may signal to competitors our expectations with respect to the rate of sales growth and expense growth (or lack thereof), and may allow competitors to extrapolate information regarding product sales and investments in clinical trials and manufacturing operations. Disclosure of such information could allow competitors to focus their resources to compete against the company in an unfair manner. In addition, disclosure of such sensitive information about performance targets on which executive compensation is based would provide competitors with information that they could use to structure their incentive compensation in a manner that may give them an unfair advantage in their ability to recruit the Company’s key executives by offering more lucrative incentives.
     Expenses: Disclosure of our expenses targets would cause competitive harm for reasons similar to those noted above. Additionally, goals concerning expenses and budgeting would indicate to competitors, to the Company’s detriment, the Company’s specific allocation of resources per functional area or per product which would allow competitors to focus their resources to compete against the Company in an unfair manner.
Commercial Goals
     Sales and brand expense: Annual sales targets and brand expense targets are confidential internal metrics used to evaluate how well our products are selling and how much it costs to sell our products and, in part, how well our NEOs are performing. Disclosure of these performance targets would indicate to our competitors how we allocate our resources among our different products and identify growth targets for specific products. Competitors could use this information to develop strategies to better position their products against our products in an unfair manner. Disclosure of such targets could further cause competitive harm because information about the relationship between various total sales ranges and the percentage of bonuses paid to our NEOs would provide competitors with information which they may use in unfairly recruiting our NEOs and harm our retention efforts.
     Reimbursement Strategy and Commercial IT Roadmap: Disclosure of the performance targets related to our reimbursement strategy and commercial IT roadmap would cause competitive harm by allowing competitors to use information regarding sales force resources and reimbursement operations resources to revise their own reimbursement models and automated systems to unfairly compete with us.

Securities and Exchange Commission
January 18, 2008

Research and Product Development Goals
     Research and development of new molecular entities, clinical trials and regulatory submissions: Disclosure of confidential performance targets related to research and development of new molecular entities, clinical trials and regulatory submissions would cause competitive harm by allowing our competitors to understand the Company’s expectations regarding research, clinical trials, product development and regulatory filings and, consequently, allow competitors to unfairly compete with the Company. Disclosure of such targets would provide competitors with information about the number of molecules in research and early development (and at what stage), the types of molecules we are researching, the types of labels we plan to seek from the Food and Drug Administration, the number of patients we expect to enroll and the timing of enrollment for various trials. Competitors could use this information to better position themselves with respect to Genentech from a competitive product development perspective, thereby harming the Company’s chances to achieve such targets.
     Licensing: Disclosure of performance targets relating to the type and number of product candidates the Company would like to in license would cause competitive harm by allowing third parties with whom the Company may be negotiating licenses to use that information as leverage in their negotiations. Many terms of licensing transactions are not disclosed as such disclosure could harm the Company’s competitive position with respect to subsequent licensing transactions and set undesirable precedent for future negotiations. The licensing of product candidates is an important part of the Company’s business and disclosure of these performance targets would cause the Company substantial competitive injury.
Product Operations
     Inventory maintenance: Disclosure of performance targets relating to inventory would be competitively harmful to the Company because it would allow competitors to learn details about how we maintain our supplies of raw materials used for manufacturing and our contract-manufacturing arrangements and how much finished product we stock for distribution. Additionally, disclosure of such information would allow competitors to use that information to plan and forecast their inventory levels or sales efforts to unfairly compete with us.
     Manufacturing processes, regulatory approvals, inspections and production budgets: Given the length of time involved in designing, constructing, validating and licensing new biotechnology manufacturing facilities, sometimes longer than five years, disclosure of performance targets related to manufacturing processes, regulatory approvals, inspections and production budgets would cause competitive harm by allowing competitors to learn details about our manufacturing developments, including changes to our manufacturing processes, product delivery changes, facilities licensures, budgetary focus and allocation of resources, and, consequently, how they can best focus their goals with respect to these areas to compete with us in an unfair manner.

Securities and Exchange Commission
January 18, 2008

Summary
     In general, our goals and sub-goals for the current performance period convey information about the Company’s operations, plans and prospects which we regard as highly competitively sensitive. Occasionally, there may be exceptions to this. For example, goals relating to the Company’s legal or regulatory compliance initiatives or relating to human resources and employee development initiatives may be less competitively sensitive. Also, historically the Company has disclosed, and in the future may disclose, certain results which correspond to goals that are within the bonus program for the then current performance period, after a determination that such disclosure at a certain time in the performance period would not cause competitive harm. For example, the Company has historically disclosed expectations with respect to certain clinical trial developments; however, in such instances the Company did not disclose that such developments were tied to our bonus program or the bonus amounts that were tied to it. Although it could be argued that certain specific current performance period bonus goals may not be as competitively sensitive as others, we believe that the disclosure of only a certain limited subset of the bonus goals would not be useful to investors in understanding the overall bonus program, and could be misleading when considered in isolation.
     Disclosure of the Company’s specific 2008 goals could cause substantial economic harm to the Company’s competitive position, resulting in significant economic harm to the Company and to its stockholders. Further, disclosure of the specifics of the 2008 performance goals is not necessary for the protection of stockholders. The stockholders will be provided with the general categories of 2008 goals and with the details of many 2007 goals including how achieving (or not achieving) such goals affected NEO compensation for the performance period. We believe that this provides the Company’s stockholders with information adequate to assess the potential bonus compensation that may be earned by the NEOs, and the Company’s policies related thereto.
     2. We note our prior Comment 3 and your response. You state that you have a number of specific corporate goals that relate to various areas of the company’s business and that are approved by the Board of Directors prior to the start of the performance year. To the extent that these performance targets differ from those discussed in our prior comment, please provide a similar analysis regarding competitive harm for each performance target that you do not disclose.
     The Company respectfully advises the Staff that the corporate goals referenced in our prior response to the Staff’s prior Comment 3 vary from year to year, however, such goals do not differ materially from the performance targets discussed in our response to Comment 1.

Securities and Exchange Commission
January 18, 2008

     Additionally, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 18, 2008

     Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 225-3562. Thank you for your assistance.

Sincerely, GENENTECH, INC.
/s/ Sean A. Johnston
Sean A. Johnston
Senior Vice President and General Counsel